

SECURITIES [AND EXCHANGE COMMISS]ION
W[ASHINGTON, D.C.]

03053007

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SEC FILE NUMBER
8- 36325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Polite & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 North Main Street, Suite 204
(No. and Street)

Edwardsville	Illinois	62025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Polite (618) 692-4990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name — *if individual, state last, first, middle name*)

14615 Manchester Rd., Suite 203	Manchester	Missouri	63011
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Philip L. Polite, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polite & Co., Inc., as of January 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. AUG. 25,2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2003
WASH. D.C.
187
SECTION

POLITE & CO., INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT
FOR THE YEAR ENDED JANUARY 31, 2003

POLITE & CO., INC.

TABLE OF CONTENTS

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Polite & Co., Inc.
Edwardsville, Illinois 62025

We have audited the accompanying statement of financial condition of Polite & Co., Inc. (an Illinois Corporation), as of January 31, 2003, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polite & Co., Inc. as of January 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with United States of America generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



St. Louis, Missouri
March 24, 2003

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

EXHIBIT A

POLITE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2003

ASSETS

Cash	$	2,599
Commissions - receivable		--
Investments (Note 3)		
Marketable securities, at market		20,545
Not readily marketable, at estimated fair value		11,830
Office equipment - net of accumulated depreciation of $1,521		--
Amortizable assets net of accumulated amortization of $966		--
Deferred tax benefit (Note 2)		220
TOTAL ASSETS	**$**	**35,194**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	2,698
Commissions payable		972
Deferred tax credit (Note 2)		--
TOTAL LIABILITIES		**3,670**
Commitments and contingencies (Note 6)		--
Stockholder's Equity		
Common stock, of no par value; authorized 5,000 shares, issued and outstanding 500 shares		500
Additional paid-in capital		7,500
Retained earnings		23,524
TOTAL STOCKHOLDER'S EQUITY		**31,524**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**35,194**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT B

POLITE & CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JANUARY 31, 2003

REVENUES		
Commissions	$	37,766
Dividends		100
Interest		18
Net capital gain		16
TOTAL REVENUES	**$**	**37,900**
EXPENSES		
Commissions - re-allowed		21,529
Occupancy and equipment rental		1,039
Depreciation		--
Office expense		9,758
Professional fees		3,686
Regulatory fees		2,580
TOTAL EXPENSES	**$**	**38,592**
(LOSS) BEFORE INCOME TAXES		(692)
INCOME TAX (Note 2)		164
NET INCOME (LOSS)	**$**	**(856)**
RETAINED EARNINGS BEGINNING		24,380
RETAINED EARNINGS ENDING	**$**	**23,524**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT C

POLITE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2003

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, at January 31, 2002	**$ 500**	**$ 7,500**	**$ 24,380**	**$ 32,380**
Net (Loss)	--	--	(856)	(856)
BALANCE, AT JANUARY 31, 2003	**$ 500**	**$ 7,500**	**$ 23,524**	**$ 31,524**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

POLITE & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JANUARY 31, 2003

NONE

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT E

POLITE & CO., INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2003

OPERATIONAL CASH FLOWS		
Net Income (Loss)	$	(856)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Non-cash long-term items included in income:		
Change in carry value of marketable securities		9,464
Changes in working capital asset and liability items:		
Decrease in deferred tax benefit		164
Decrease in other assets		1,353
Decrease in accounts and other payable		(10,127)
Net Cash Provided (Used) By Operating Activities		**(2)**
Cash Flows From Investing Activities		
Acquisition of proprietary investments - dividend reinvestment		(134)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		**(134)**
NET INCREASE (DECREASE) IN CASH		**(136)**
CASH BALANCE BEGINNING OF YEAR		**2,735**
CASH BALANCE END OF YEAR	**$**	**2,599**

The accompanying Notes to Financial Statements are an integral part of this statement

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Polite & Co., Inc. (the Company) has limited its broker/dealer operations to the sale of mutual funds, variable annuities, insurance and advisory services. The Company does not hold customer funds or securities in safekeeping.

Investments

Marketable securities are valued at market and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is NOT included in determining net income for the period.

Commissions

Commission income and expenses are recorded on a trade date basis.

Deferred Income Taxes

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes.

Fixed Assets

The Company rents space fully furnished. See Note 5.

Organization Costs

Organization costs have been amortized on the straight line method over sixty (60) month period. Costs in the amount of $ 966 were fully amortized at February 1, 1992.

Liabilities Subordinated to claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors during the year ended January 31, 2003.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all cash and money market funds to be cash equivalents. Cash at January 31, 2003 was comprised of the following:

Cash	Amount
Demand Checking	1,271
Special Checking	50
Money Market (Prime Reserve)	1,278
Total	**$ 2,599**

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2003

2. INCOME TAXES

Deferred income taxes arise from timing difference resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse. The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. The principal source of timing difference is the accrual basis method of accounting utilized for financial reporting, and the cash basis method of accounting utilized for tax purposes.

Components of income tax and deferred income tax follow, using an effective rate:

Deferred tax benefit – Asset beginning	$ 384
Reduction in income tax on accounting income resulting from decrease in accrued liabilities.	(164)
Deferred tax credit	$ 220

3. INVESTMENTS

The Company's investments at January 31, 2003 follow:

Marketable Securities			
Description	Cost	Market Value	Net Unrealized Gain/ (Loss)
T. Rowe Price - Mutual Funds – Equity	$ 30,037	$ 20,545	$ (9,492)

The net unrealized equity (loss) includes unrealized gains of $ -- and unrealized losses of $ (9,492).

Not Readily Marketable Securities			
Description	Cost	Estimated Fair Value	Net Unrealized Gain/ (Loss)
NASD - Stock	$ 16,300	$ 11,830	$ (4,470)

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2003

4. COMMITMENTS AND CONTINGENCIES

The Company and an entity partially owned by its President have agreed to permit the Company to operate in facilities controlled by it. The agreed to occupancy expense is based on the Company's gross commission. For the year ended January 31, 2003 the Company paid approximately $1,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At the January 31, 2003 the Company had adjusted net capital of $23,464, which is $18,464 in excess of the required minimum dollar net capital of $5,000. The Company's net capital ratio for year ended January 31, 2003 is 0.1564 to 1.0.

6. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with United States of America generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

SUPPLEMENTARY INFORMATION

POLITE & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JANUARY 31, 2003

CAPITAL:		
Capital stock and paid in excess	$	8,000
Retained earnings		23,524
Total stockholder's equity qualified for net capital		31,524
Deductions From Capital:		
Deferred tax benefit - current		(220)
Total Deductions		(220)
Haircuts on securities:		
Equity - mutual funds		(3,082)
NASD - warrants - limited market		(4,732)
Money market		(26)
Total Haircuts		(7,840)
ADJUSTED NET CAPITAL	**$**	**23,464**
AGGREGATE INDEBTEDNESS	**$**	**3,670**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL		**15.6%**

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	2,698
Commissions Payable to other brokers		972
Income Tax Payable		--
Total	**$**	**3,670**
Minimum dollar net capital	$	5,000
Adjusted net capital		23,464
Excess of Net Capital Over Requirement	**$**	**18,464**
Six and two-thirds percent (6 2/3%) of aggregate indebtedness	$	245
Adjusted net capital		23,464
Excess of Net Capital at 1500%	**$**	**23,219**

Schedule II

POLITE & CO., INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE MOST RECENTLY FILED PART II (UNAUDITED) FOCUS REPORT
FOR THE YEAR ENDED JANUARY 31, 2003

Net capital at January 31, 2003	$	23,464
Net capital shown on most recent unaudited part IIA filing		23,833
(Decrease) in adjusted net capital	**$**	**(369)**

The difference between net capital at January 31, 2003 and net capital as shown on the most recent Focus part II (A) filing results from:

Audit adjustments which increases (decreases) net income:		
Transfer from money market - account included in income	$	(500)
Tax benefit not recorded		(164)
Investment income - mutual fund dividend and capital gain not recorded		134
Rounding		(3)
(Decrease) to net capital from income adjustments	**$**	**(533)**
Audit adjustments which increases (decreases) non-allowable assets:		
Reduction of deferred income tax		164
Increase to net capital from decrease to non-allowable assets	**$**	**164**
(Decrease) - Net capital due to audit	**$**	**(369)**

POLITE & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2003

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (1) (i); (2) (i):

(1) (i)
All dealers and agent transactions are limited to:
(i) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as investment company.

(2) (i)
In that all customer monetary and security receipts by the firm are promptly transmitted in Accordance with applicable regulations.

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Director and Stockholder
Polite & Co., Inc.
Edwardsville, Illinois 62025

In planning and performing our audit of the financial statements and supplemental schedules of Polite & Co., Inc. (the Company), for the year ended January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:**

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system that we consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Polite & Co., Inc., for the year ended January 31, 2003, and this report does not affect our report thereon dated March 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gill, Lindberg & Co., LLC.

St. Louis, Missouri
March 24, 2003